Exhibit 21

Subsidiaries of Sunnyside Acres Mobile Estates

Sino-Bon Entertainment Inc. – British Virgin Islands
Atlantic Investment (Group) Limited - Hong Kong
Jiangsu Danbom Electronic Technology Co., Ltd. – PRC
Jiangsu Danbom Mechanical & Electrical Co., Ltd. – PRC
Jiangsu Taicheng Plastic Products Co., Ltd. – PRC